FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of April 2015

CGG

Tour Maine Montparnasse – 33 Avenue du Maine – BP 191 – 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ____________

CGG provides its vessel utilization

for the first quarter of 2015

Paris, France – 9 April, 2015

Vessel utilization for the first quarter 2015:

The vessel availability rate1 was 84%.This compares to a 87% availability rate in the fourth quarter of 2014 and a 94% rate in the first quarter of 2014.

The vessel production rate2 was 92%.This compares to a 92% production rate in the fourth quarter of 2014 and a 93% rate in the first quarter of 2014.

Fleet allocation update for the first quarter 2015:

During the first quarter of 2015, our 3D vessels were allocated 35% (vs 36% in Q4 2014 and 46% in Q1 2014) to multi-client programs.

1 – The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, of the shipyard time and the steaming time (the “available time”), all divided by total vessel time;

2 – The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 8,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 9th, 2015	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO